Exhibit 99.1

ECHO® Partners with Sapiens to Offer Complete Digital Payment Solution for Insurance Carriers

Integrated offering will empower insurers to achieve immediate total electronic adoption, ensuring payment efficiency across modalities with minimal IT requirements

March 17, 2021 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and ECHO Health, Inc., which provides digital payment processing for healthcare, workers’ compensation, property & casualty and other specialty insurers, today announced a partnership that will provide carriers with a comprehensive, digital payment solution through a single, secure, streamlined portal.

Founded in 1997 and now processing more than $1 billion in payments every week, ECHO specializes in removing barriers to digitization and immediately connects clients to a network of more than one million electronic-ready insurance vendors and providers – the largest in the nation.

Together with Sapiens’ CoreSuite for Property & Casualty and CoreSuite for Workers’ Compensation solutions, ECHO’s payment processing solution will enable carriers to eliminate cumbersome manual payment processes, which are cited by 54 percent of large businesses and 65 percent of small businesses as among their leading B2B payment challenges.

“Sapiens shares our commitment to leading the industry with diverse digital solutions and dependable customer service,” said Tom Dean, President, ECHO. “Together, working as one team, we will unlock the full potential of integrated payment processing for our clients on the best path for success in the new digital business landscape.”

The joint offering will allow clients to reconcile payments across multiple modalities, with minimal IT requirements and maximum-security protection. All client financial data will be streamlined into a single access point, making for more efficient and profitable decision-making.

“Sapiens and ECHO are partnering to address the many payment challenges clients experience today. By integrating the ECHO solution within Sapiens Worker’s Compensation and P&C solutions, clients can easily implement digital payment processes, saving money and resource time, and gaining greater insight on payments,” said Roni Al-Dor, President and CEO Sapiens.

About ECHO

ECHO Health Inc. (ECHO) is the leading provider of electronic healthcare payment solutions. ECHO processes 200 million claims and pays more than $60 billion annually to providers and claimants from industry-leading payers. Founded in 1997, ECHO is a privately held company located in Westlake, Ohio. For more information, please visit www.echohealthinc.com or call 440-835-3511, ext. 118

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com